UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 23, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Abuse proceedings German and Belgian mobile market, dated April 23, 2008.

Press release

Abuse proceedings German and Belgian mobile market	Date
23 April 2008

Number
025pe

The Federal Cartel Office in Germany has opened abuse proceedings on the German mobile communications market. The proceedings were initiated following a complaint made by KPN to the Bundeskartellamt on suspicion that the market leaders t T-Mobile and Vodafone have abused their dominant position.

Independently and at the same time in Belgium the College of Competition Prosecutors alleges in a reasoned report an abuse of dominant position by Proximus after a complaint filed by KPN’s mobile subsidiary Base

Over the past few years KPN, E-Plus and BASE repeatedly demanded corrective action against the abusive behaviour of certain operators (some of which partially state owned) on the German and Belgian mobile communications markets, which affects not only competition, but also consumer interests. This is true for the discussion on mobile termination rates, for a fair allocation of frequencies, pricing for fixed to mobile connections and also certain abusive tariff plans of the market leaders.

“The actions now taken by the competition authorities both in Germany and Belgium confirm our believe that the dominant providers are engaging in anti-competitive behaviour on both the Belgium and German market. We will do our utmost to support the proceedings in order to protect our investments on the Belgium and German market. I’m very pleased that at last action has been taken in the interest of all of our stakeholders and consumers,” said Stan Miller, CEO of KPN Mobile International.

According to the report of the College of competition in Belgium, Proximus has committed an infringement during the period under review, over the years 2002 to 2005, among others by charging other mobile phone operators excessive selling prices for Belgacom Mobile’s services of terminating calls made to its own network. Furthermore, these tariffs would have been discriminatory, loyalty rebates were given to its professional customers without any economic grounds, as well as the occurrence of a “price squeeze”. It is now up to the Competition Council to make the final decision as to whether or not an abuse of dominant position has occurred.

If the Competition Council confirms the position of the College of Prosecutors the case may lead not only to fines being imposed upon Proximus, but also to damage claims from all operators affected by the anti competitive behaviour for the entire period.

Already in 2003 BASE filed an civil action against Proximus to investigate the abusive use of low on-net rates (tariffs between Proximus customers) combined with excessive termination rates, which did not allow BASE to compete for these customers. Mobistar, the second operator on the Belgian market joined this action and together they claim more than 1 billion € in damages from Proximus. In 2007, the Brussels Commercial Court declared Proximus dominant and ordered the appointment of experts to investigate the alleged abuses. More recently, the Brussels Court of Appeal suspended a decision of the Belgian regulator which imposed termination rates upon all three operators amongst others because this decision provided an unjustified advantage to Proximus.

The investigation started by the Bundeskartellamt in Germany follows earlier statements from this office in a decision* on the collaboration of several network operators in the area of mobile TV. In this decision, the Federal Cartel Office referred to the potential dominance of T-Mobile and Vodafone: “On the voice telephony market the presumption of an oligopoly […] involving T-Mobile and Vodafone has been established. […] Competition between these two companies does not appear to be very strong at present.”

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 28, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel